February 11, 2008

Mr. Terence O’Brien

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Apogee Enterprises, Inc.
Form 10-Q for Fiscal Quarter Ended December 1, 2007
File No. 000-06365

Dear Mr. O’Brien:

This letter contains the response of Apogee Enterprises, Inc., a Minnesota corporation (the “Company”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated January 29, 2008 regarding the Company’s Form 10-Q for the quarter ended December 1, 2007. For your ease of reference, we have reproduced the Staff comments below, prior to our response.

Staff Comments

“We note that you have recorded $6.5 million of write downs in the third quarter of 2008 on three architectural glass installation projects. Please tell us and disclose, in future filings, the events and circumstances that occurred that led you to believe loss provisions were warranted and discuss how you determined the amount of each write down for each project. Your disclosure on page 15 also indicates that these three projects were in one market. Please ensure your revised disclosure addresses the significance of any economic or environmental factors in this market that resulted in these write downs.”

Company Response

1.	Background

The Company’s installation business, Harmon, Inc. provides full-service building glass installation, maintenance and renovation services. Harmon, Inc. has offices in 13 U.S. markets, which frequently serve multiple metropolitan areas. New construction building projects are the primary focus of this business. Historically, Harmon, Inc. has completed approximately 125 projects during a year with an average project size of $2.4 million.

As stated in our Critical Accounting Policies in our Form 10-K for the fiscal year ended March 3, 2007, the Company records revenue for the glass installation business on a percentage-of-completion basis as it relates to revenues earned from construction contracts in accordance with Statement of Position 81-1 (“SOP 81-1”), Accounting for Performance of Construction-Type and Certain Production-Type Contracts. Under this methodology, the Company compares the total costs incurred to date to the total estimated costs for the contract, and records that proportion of the total contract revenue in the period. Contract costs include materials, labor, and other direct costs related to contract performance. Provisions are established for estimated losses, if any, on uncompleted contracts in the period in which such losses are determined.

2.	Fiscal 2008 Third Quarter Events

In the third quarter of fiscal 2008, the Company recorded write-downs on three separate new construction glass installation projects in the Florida market. The three projects in question were initiated late in fiscal 2007 and progressed through planning, engineering, material acquisition, fabrication and the early installation phases through the second quarter of fiscal 2008. During the third quarter, the majority of the installation work was completed. As we neared completion of the installations, we identified significant workmanship and quality issues that would require significant costs to remediate. Additionally, we determined that there was a lack of understanding of the customers’ milestone and final completion dates, resulting in additional labor costs and anticipated future costs to accelerate the completion of the projects. Finally, the Company was notified by its customers that due to the issues noted above, the projects did not meet their expectations, both from a quality and timeliness perspective, and we anticipated customer back charges.

The issues on the projects were not related to any environmental or economic factors in this market, but rather were the result of poor project management and execution by certain managers with responsibility for these projects. Management believes that they have taken appropriate actions to deal with these issues including changes in personnel and enhanced operating procedures.

3.	Determination of the Amount of Write-Downs

Due to the issues noted above, during the third quarter, we revised our estimates of the total costs to complete these projects. This resulted in total margin reductions of $6.5 million. Prior to changing our estimates, we had recognized $1.3 million in margin on these jobs. As a result of the revised cost estimates, the estimated margin on these jobs at completion is expected to be a $5.2 million loss as determined at the end of the third quarter. In accordance with paragraphs 83 and 85 of SOP 81-1, the Company reversed the $1.3 million of previously recognized margin and recorded a provision for incurred and future anticipated losses of $5.2 million, for a total charge of $6.5 million in the quarter.

4.	Disclosures

In the Form 10-Q for the third quarter ended December 1, 2007, we disclosed the following related to this issue:

“Gross profit as a percent of sales for the quarter ended December 1, 2007, as compared to the prior-year period, decreased to 19.1 percent from 19.9 percent primarily due to the write-down of $6.5 million on three architectural glass installation projects in one market.”

In our next periodic report, which will be our Form 10-K filing for the fiscal year ending March 1, 2008, the Company will expand the disclosure as follows:

“Gross profit as a percent of sales for the year ended March 1, 2008, as compared to the prior-year period, decreased to xx.x percent from xx.x percent primarily due to the write-down of $6.5 million on three architectural glass installation projects during the third quarter of the current fiscal year. As we neared completion of the installations in the third quarter, we identified significant workmanship and quality issues that would require significant costs to remediate and would likely also result in the payment of additional contractual remedies to our customers. These write-downs reflect our conclusions that, as a result of these developments, the ultimate costs of the projects would exceed contract revenues.”

As these jobs are not expected to be complete until early fiscal 2009, we will revise our fiscal 2008 10-K disclosures in a manner consistent with the proposal above for any further changes in estimates that may occur prior to the issuance of our fiscal 2008 financial statements.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments or would like clarification as to any of the information provided in this letter, please do not hesitate to contact the undersigned at (952) 487-7560 (telephone) or (952) 487-7561 (fax). Thank you.

Sincerely,

/s/ James S. Porter James S. Porter
Chief Financial Officer

cc:	Patricia A. Beithon, General Counsel, Apogee Enterprises, Inc.
Scott Erickson, Deloitte & Touche, LLP
Robert A. Rosenbaum, Dorsey & Whitney LLP

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